April 25, 2007


By facsimile to (212) 918-8989 and U.S. Mail


Mr. Tai-ming Ou
Chairman and Chief Executive Officer
China Clean Energy Inc.
17 Candlewood Drive
West Windsor, NJ 08550

Re:	China Clean Energy Inc.
	Registration Statement on Form SB-2 and Pre-effective
Amendment
1
	Filed January 22, 2007 and March 13, 2007
File No. 333-140132
Annual Report on Form 10-KSB for the fiscal year ended December
31,
2006
Filed March 13, 2007
File No. 333-126900

Dear Mr. Ou:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

SB-2

Registration Statement`s Facing Page

1. Please identify a natural person resident in the United States as agent for service.

2. Since China Clean Energy Inc. or CCE is relying on Rule 415 of Regulation C under the Securities Act for the securities being offered by the selling stockholders, add and check the applicable box. See telephone interpretation 36 in section D of our July 1996
"Manual of Publicly Available Telephone Interpretations" that is available on the
      Commission`s website at http://www.sec.gov.

Risk Factors, page 4

3. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The first risk factor states that CCE has had a limited operating history as a manufacturer and distributor of biodiesel. Clarify that
CCE began producing biodiesel in 2005 and selling biodiesel commercially in December 2005. We note the disclosure on page 25.

* The fourth risk factor states that CCE will require additional capital to continue to expand its business beyond the initial phase.
Quantify the known or estimated amount of additional capital that CCE will require to continue to expand its business beyond the initial phase. We note the disclosure on page 21 that the new biodiesel facility in the Fujian Province will cost approximately $15 million.
We note also the disclosure in the current report on Form 8-K dated
February 21, 2007 and filed February 27, 2007 that CCE will require
$6 million and $5 million for the third and fourth refineries.

* The fifth risk factor states that nine feedstock suppliers collectively provide CCE 92% of its feedstock. Clarify whether CCE is materially dependent on any supplier and whether CCE has any agreement with a supplier. If CCE has any agreement with a supplier, advise what consideration CCE has given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.



* The twenty-first risk factor states that much of CCE`s revenue is obtained from sales in the People`s Republic of China. Quantify the amount of CCE`s revenue attributable to sales in the People`s Republic of China during the periods presented in the financial statements.

* The thirty-ninth risk factor states that the market for CCE`s common stock is characterized by significant price volatility.
Quantify the high and low bid prices for CCE`s common stock during the past 52 week period.

4. Since Hurley Exploration Inc. was a reporting company before the share exchange transaction on October 24, 2006, the statement on page
10 that CCE became subject to reporting and other obligations under the Exchange Act on October 24, 2006 appears to be inaccurate. Please revise.

5. Since CCE is a penny stock issuer, statements in the thirty-fifth risk factor on page 16 such as CCE`s common stock "may be deemed" a penny stock, CCE`s common stock "may be subject" to the penny stock rules, and "If our securities are subject" to the penny stock rules are imprecise. Please revise to make clear that CCE is a penny stock issuer and that its common stock is subject to the penny stock rules.

Forward-Looking Statements, page 18

6. Since CCE is a penny stock issuer, CCE is ineligible to rely on the safe harbor provision for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act and section
21E(b)(1)(C)
of the Exchange Act. Delete the phrase "within the meaning of the Private Securities Litigation Reform Act of 1995." Alternatively, state explicitly that CCE is ineligible to rely on the safe harbor provision for forward-looking statements because it is a penny stock issuer.

7. We note the statement "we cannot assure you of the accuracy or completeness of the data included in the prospectus." Please revise to remove the implication that CCE is disclaiming responsibility for information that it has chosen to include in the prospectus.

Liquidity and Capital Resources, page 21

8. Please include a comprehensive discussion of your sources and uses of cash. Reference Release No. 33-8350.



Business, page 25

9. Disclosure in the fifth risk factor on page 6 states that nine feedstock suppliers provide CCE approximately 92% of its feedstock.
Identify CCE`s principal suppliers.  See Item 101(b)(5) of
Regulation
S-B.

10. If material, disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of those activities are borne directly by customers. See Item 101(b)10) of Regulation S-B.

Biodiesel Benefits, page 27

11. Ensure that the disclosure relating to biodiesel benefits is balanced by including a discussion of material concerns about its use. Concerns may include, for example, potential oxidation, microbial growth, and changes in performance characteristics in vehicles and when stored in underground over a period of time without use. We note the link on CCE`s website to that of the Diesel Technology Forum where those concerns and other performance implications of using biodiesel are mentioned.

Regulation, page 34

12. If material, disclose the costs of compliance with environmental laws. See Item 101(b)(11) of Regulation S-B.

Property, page 34

13. Disclosure states that CCE entered into an office rental agreement on February 28, 2007. Advise what consideration CCE has given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Board Committees, page 37

14. Disclosure states that CCE intends to establish an audit committee and a compensation committee. Indicate CCE`s known or anticipated schedule for establishing the committees. If CCE establishes the committees before the registration statement`s effectiveness, disclose the names of the committees` members.


Certain Relationships and Related Transactions, page 38

15. Indicate whether CCE believes that each transaction disclosed in this section was on terms no less favorable to CCE than could have been obtained from an unaffiliated party.

Selling Stockholders, page 39

16. The first paragraph makes cross reference to "Description of the
Transactions." We are unable to locate a section with that heading in the prospectus. Please revise. Alternatively, describe briefly here how each selling stockholder acquired the securities being offered for resale. We note the disclosure on page 3.

17. As applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders. We note the disclosure that Westminster Securities
Corporation served as a financial consultant to CCE in the October 2006 and November 2006 private placements.

18. Describe briefly any continuing relationship of CCE with each selling stockholder.

19. Consider adding disclosure that the term selling stockholders includes them and their transferees, pledgees, donees, or their successors.

20. State that CCE will file a prospectus supplement to name successors to any named selling stockholders who are able to use this prospectus to resell the securities.

Lock-up Agreements, page 42

21. Confirm that there are no agreements or understandings between CCE and any of the persons subject to the lock-up provisions to permit those persons to resell their shares before the lock-up period`s expiration. Also describe briefly the factors that CCE would consider in determining whether to consent to the sale of shares by those persons before the lock-up period`s expiration.
We
note that 100% of the shares beneficially owned by those persons are included in the selling stockholders` table.

Indemnification of Directors and Officers, page 42

22. Indicate in the last paragraph whether CCE has insurance on behalf of any director, officer, employee, or other agent for liability arising out of his actions.


Plan of Distribution, page 44

23. We note the statement regarding prospectus supplements.
Please
revise to state that you will file a prospectus supplement if a selling stockholder enters into an arrangement with a broker-dealer for sale of the common stock being registered.

Experts, page 46

24. Revise the disclosure to indicate that Michael T. Studer CPA
P.C.
audited the financial statements as of December 31, 2006.

Note 2.  Summary of Significant Accounting Polices,
Stock-Based Compensation, page F-10

25. Revise to include a comprehensive discussion explaining how you determined the value of the common stock shares you issued for services.

26. We note from your disclosure on page 39 that you have granted
100,000 shares of restricted stock to Gary Zhao. Please revise your disclosure to include a discussion of how you are accounting for these shares. Reference FAS 123(R).

Note 9.  Income Taxes, page F-13

27. Please revise your disclosure to include:

* A description of the nature of your "Other receivable-refundable taxes" balance.

* A more comprehensive discussion of why you have concluded that it is not practicable to determine the amount of your unrecognized deferred United States income tax liability.

Note 10.  Segment Information, page F-14

28. Please provide us a comprehensive discussion regarding what consideration you have given to whether your biodiesel and specialty chemical operations constitute two separate reporting segments. In this regard, we note that these products are separately manufactured and appear to serve separate markets. Reference FAS 131.


Note 11.  Commitments and Contingencies, page F-14

29. We note that you have a registration rights agreement related to your common stock issued in October and November 2006. Please disclose how you have considered EITF 05-4 and clarify which view presented in Issue Summary No. 1 for the June 15-16, 2005 Meeting you have adopted. In addition, please include a comprehensive discussion of how you considered FASB Staff Position No. EITF 00-19-2 in determining whether this arrangement should be separately recognized and measured in accordance with FAS 5.

30. We note your statement that you are obligated to pay "default damages" for each month in default up to the one year anniversary of the closings of your stock subscriptions. This language is not consistent with your disclosures on page 15. Please revise as appropriate and ensure that your disclosures are consistent with the language contained in section 5 of your subscription agreement.

Recent Sales of Unregistered Securities, page II-2

31. For the shares of common stock issued to Yongfu Zhu, Olivia
Hsin-
Yu Chao, Fred Chang, Liuyi Zhang, Zuyuan Zheng, Avenndi, LLC, and Westminster Securities Corporation on October 24, 2006 and for the shares of common stock issued to five individuals on January 25, 2007, state the value of the shares issued. See Item 701(c) of Regulation S-B.

32. For the shares of common stock issued on January 25, 2007, identify the persons or class of persons to whom CCE sold the securities. See Item 701(b) of Regulation S-B.

33. For each transaction where CCE relied upon the exemption under section 4(2) of the Securities Act, state specifically whether the purchasers were accredited or sophisticated investors. If the latter, outline the access to information given to them. See Item 701(d) of
Regulation S-B.

Undertakings, page II-6

34. Include the second paragraph of the undertaking required by Item
512(e) of Regulation S-B under paragraph 5. Also include the undertaking required by Item 512(g)(2) of Regulation S-B.

35. Since Rule 430A under the Securities Act is inapplicable to this offering, please delete the undertakings under paragraphs 6 and 7.

Exhibit 2.1

36. Disclosure states that the share exchange agreement is incorporated by reference to exhibit 2.1 to the current report on Form 8-K filed on October 30, 2006. We are unable to locate the exhibit in the 8-K.  Please revise or advise.

Exhibit 10.9

37. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibit C and exhibit A appears incomplete, please refile the exhibit in its entirety.

10-KSB


Controls and Procedures, page 49

38. We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in your report is accumulated and communicated to management to allow timely decisions. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported as and when required. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition. See Rule 13a-15(e)
under the Exchange Act.

39. We note the statement that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise future filings to state clearly, if true, that CCE`s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of CCE`s disclosure controls and procedures. See section
II.F.4. of Release No. 34-47986 that is available on the Commission`s website at http://www.sec.gov.

Exhibits 31.1 and 31.2

40. We note that your certifications include language in the introductory paragraph of the fourth item referring to "internal control over financial reporting." Given the lack of a formal report from management assessing the effectiveness of the internal
control
over financial reporting and the lack of a report from your
auditors
expressing an opinion on management`s assessment of the
effectiveness
of internal control over financial reporting, we assume that you have
unintentionally included this language in your certifications. Please confirm our understanding, if true, and revise future filings to remove this language until such time as you comply with Item
308
of Regulation S-B.


Other

41. Disclose in future filings whether CCE has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. If CCE has not adopted a code of ethics, explain why it has not done so. See Item 406(a) of Regulation S-B.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, CCE may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CCE thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CCE and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If CCE requests acceleration of the registration statement`s effectiveness, CCE should furnish a letter at the time of the request in which it acknowledges that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CCE from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* CCE may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that CCE provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Patricia
A.
Armelin, Staff Accountant, at (202) 551-3747 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Harvey J. Kesner, Esq.
	Haynes and Boone, LLP
	153 East 53rd Street, Suite 4900
	New York, NY 10022



Mr. Tai-ming Ou
April 25, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE